Exhibit 99.1

AEGIS Selects Sapiens to Automate and Modernize its Reinsurance Processes

Sapiens Reinsurance solution will improve efficiency and enable auditable processing to better serve partners

Raleigh, N.C., September 6, 2022– Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that AEGIS, a leading mutual insurance company, has selected Sapiens ReinsurancePro to enhance their internal controls processes, automated calculations and reporting. Sapiens ReinsurancePro replaces AEGIS’ complex combination of disparate custom applications and spreadsheets to streamline and optimize processes.

“Implementing Sapiens Reinsurance solution will help us manage the increasing volume and complexity of our ceded reinsurance strategy and quickly respond to new reinsurance offerings,” said Scott Schenker, AEGIS Senior VP & CIO. “Sapiens’ solution stands out in the industry for its proven ability to automate complex reinsurance requirements and improve efficiency. The solution will expand our capabilities to manage complex structures and total capacity, within a competitive cost structure.”

“We are very pleased to empower AEGIS in their quest for full financial control of the reinsurance processes and to enable them to increase efficiency by streamlining the process,” said Jamie Yoder, Sapiens North America President & General Manager. “Our platform enables AEGIS to take ownership of their data and proactively conduct analysis on that data instead of relying on IT or external parties, so they can better serve their customers.”

Sapiens ReinsurancePro supports all types of reinsurance processing, regardless of volume, in one comprehensive and powerful reinsurance system, empowering insurance companies to manage and automate the underwriting and administration of reinsurance, including treaty and facultative, ceded, assumed and retroceded reinsurance.

About AEGIS

AEGIS is a leading mutual insurance company that provides liability and property coverage, as well as related risk management services, to the energy industry. Its policyholders represent virtually the entire energy infrastructure in North America, including electric and natural gas utilities, related energy companies, oil & gas exploration and production companies, water utilities, and transmission & distribution companies. For more information visit www.aegislink.com/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

www.sapiens.com

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Dina Vince
Head of Investor Relations, Sapiens
dina.vince@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com